EX-99.(p)(39)

APPENDIX C - COMBINED PERSONAL ACCOUNT DEALING (FCA) & CODE OF ETHICS

DEALING (SEC) POLICY

High ethical standards are essential for the success of the Firm and to maintain the confidence of its Clients. The Firm is of the view that the long-term business interests are best served by adherence to the principle that Client interests come first. The Firm has a fiduciary duty to the Clients it manages, which requires individuals associated with the Firm to act solely for the benefit of its Clients. Potential conflicts of interest may arise in connection with the personal trading activities of individuals associated with investment adviser firms. In recognition of the Firm’s fiduciary obligations to its Clients and the Firm’s desire to maintain its high ethical standards, the Firm has adopted a Code of Ethics (the “Code”) containing provisions designed to seek to: (i) prevent improper personal trading by Access Persons; (ii) prevent improper use of material, non-public information about securities recommendations made by the Firm or securities holdings of the Clients; (iii) identify conflicts of interest; and (iv) provide a means to resolve any actual or potential conflict in favour of the Firm’s Clients. In addition, it should be noted that the Code requires all Access Persons to comply with applicable U.S. Federal Securities Laws. If there are any questions as to what U.S. Federal Securities Laws are applicable to the Firm, please see the Compliance Officer. Failure to adhere to U.S. Federal Securities Laws, state securities laws and other applicable regulations could expose an Access Person to sanctions imposed by the Firm, the SEC or law enforcement officials. These sanctions may include, among others, disgorgement of profits, suspension/termination of employment or criminal and civil penalties.

Adherence to the Code and the related restrictions on personal investing is considered a basic condition of employment for all Access Persons of the Firm. If there is any doubt as to the propriety of any activity, Personnel should consult with the Compliance Officer, who may consult with and rely upon the advice of the Firm’s outside legal counsel. All employees of Emso are treated as Access Persons.

Pursuant to Rule 204A-1(a)(5) of the Advisers Act, all Access Persons will be required to acknowledge to the Compliance Officer in writing (via ELF), as soon as possible following their initial hire date and on at least an annual basis thereafter, that they have read and understand this Code. Each Access Person will be provided with a copy of the Code of Ethics and any amendments upon hiring.

General Note Regarding ELF: In order for Emso and the Compliance Officer to properly monitor each Access Person’s activities for compliance with this Manual and the Code of Ethics (as well as all applicable laws), Access Persons must make periodic disclosures, certifications and affirmations and seek pre-approval before engaging in certain activities. Emso is required to maintain records of these reports and other compliance matters. To assist Emso and its Access Persons in managing and maintaining those filings and compliance records, Emso has implemented Cordium’s web-based solution, ComplianceELF (“ELF”), which among other things, provides a web portal for Access Persons to input and submit certain required filings. Various sections in this Manual and the Code of Ethics refer to filings or reports which can be made via ELF. Upon becoming an Access Person, each Access Person will be prompted to create an ELF account and make specified disclosures. Access Persons will also have to make certain periodic filings and special filings through ELF as described in the Manual and Code of Ethics.

Application – Personal Accounts

This Code applies to all Personal Accounts of all Access Persons where Reportable Securities (as defined herein) are held and includes any account in which an Access Person has any direct or indirect Beneficial Ownership1. A Personal Account also includes an account maintained by or for:

1.	Access Persons (see below);

2.	An Access Peron’s spouse (other than a legally separated or divorced spouse of the Access Person), civil partner or equivalent;

3.	Dependent/minor child or stepchild of the Access Person;

4.	Any individuals who live in the Access Person’s household and over whose purchases, sales, or other trading activities the Access Person exercises control or investment discretion;

5.	Any persons to whom the Access Person provides primary financial support, and either (i) whose financial affairs the Access Person controls, or (ii) for whom the Access Person provides discretionary advisory services;

6.	Any trust or other arrangement which names the Access Person as a beneficiary;

7.	Any partnership, corporation, or other entity of which the Access Person is a director, officer or general partner or in which the Access Person has a 25% or greater beneficial interest, or in which the Access Person owns a controlling interest or exercises effective control;

8.	any person with whom a supervised person has close links; and

9.	any other person whose relationship with a Access Person means that the Access Person has a direct or indirect interest in the outcome of the trade (other than execution fees or commission).

In addition, please note the following as it pertains to the determination of whether an account should be deemed a Personal Account under the Code:

1.	Access Person as Trustee. A Personal Account does not include any account for which an Access Person serves as trustee of a trust for the benefit of (i) a person to whom the Access Person does not provide primary financial support, or (ii) an independent third party.

2.	Personal Accounts of Other Access Persons. A Personal Account of an Access Person that is managed by another Access Person is considered to be a Personal Account only of the Access Person who has a Beneficial Ownership in the Personal Account. The account is considered to be a client account with respect to the Access Person managing the Personal Account.

[1]	Includes ownership by any person who, directly or indirectly, through any contract, agreement understanding, relationship or otherwise, (i) has or shares a direct or indirect financial interest in other than the receipt of an advisory fee, or (ii) possesses voting or investment power over securities or other investments.

3.	Solicitors/Consultants. Non-employee Solicitors or consultants are not subject to this Code unless the Solicitor/consultant, as part of his or her duties on behalf of the Firm, (i) makes or participates in the making of investment recommendations for the Clients, or (ii) obtains information on recommended investments for the Clients.

4.	Client Accounts. A client account includes any account managed by the Firm which is not a Personal Account.

Compliance with these procedures constitutes a term of the relevant agreement between the employee, member of Personnel or service provider, and the Firm.

If in doubt about their application in any particular situation, advice should be obtained from the Compliance Officer.

Access Persons

Under Rule 204A-1 of the Advisers Act, an Access Person is generally (i) any partner, officer or director of the Firm and (ii) any employee or other supervised person of the Firm who: (a) has access to non-public information regarding any Client’s purchase or sale of securities, or non-public information regarding the portfolio holdings of any Client; or (b) is involved in making securities recommendations to Clients, executing securities recommendations or has access to such recommendations that are non-public.

Under SEC rules a supervised person would not be an Access Person solely because that person has non-public information regarding the portfolio holdings of a Client; however, the Firm considers that any person having non-public information regarding the portfolio holdings of the Firm’s Clients is an Access Person. Persons who are not supervised persons of the Firm would not be Access Persons.

An Access Person would be considered to be a beneficial owner of any security in which they have a direct or indirect monetary interest, e.g., securities owned by an entity in which the Access Person has an interest or profit participation, or is held by his or her spouse, his or her minor children, a relative who shares his or her home, or other persons by reason of any contract, arrangement, understanding or relationship that provides sole or shared voting or investment power. This includes securities owned by a partnership in which the Access Person or an immediate family member is a general partner or the partner with investment discretion, or securities owned by any legal entity in which the Access Person or an immediate family member has a controlling interest or investment discretion.

Access Persons are exempt from reporting securities held in accounts over which the Access Person had no direct or indirect beneficial ownership, influence or control.

All employees of Emso are deemed to be Access Persons2.

[2]	Non-executive directors or other personnel who are not involved in making securities recommendations to Advisory Clients, who do not have access to such recommendations that are nonpublic, and who do not have access to nonpublic information regarding Advisory Client purchases or sales of securities are excluded from the definition of Access Person.

Designated Investments and Reportable Securities

Access persons are required to notify the Compliance Officer of any personal securities transactions and holdings in Designated Investments (FCA) or Reportable Securities (SEC); these are considered to be any security, encompassing: shares, warrants, units, debentures, options or futures except:

1.	Direct obligations of the government of the United States, such as U.S. Treasury bonds;

2.	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements;

3.	Shares issued by money market funds;

4.	Shares issued by unit investment trusts that are invested exclusively in unaffiliated registered open-end mutual funds or regulated collective investment schemes, such as UCITS schemes and other EEA schemes with a similar level of risk spreading (where the Firm is not involved in its management);

5.	Shares issued by registered open-end funds other than reportable funds, such as open-end mutual funds, for which the Firm acts as the investment adviser (or sub advisor) or principal underwriter for the fund, or whose adviser or principal underwriter controls the Firm, or is under common control with the Firm. Please note that this exception only extends to open-end funds registered in the United States and does not include transactions and holdings in shares of both affiliated and unaffiliated closed-end funds, nor in offshore funds. These latter categories are both reportable; and

6.	in life policies.

Restricted List

In the event that any employee receives what may be considered “inside information” or confidential information — irrespective of whether such information is received in the context of the operations of Emso or otherwise — the information must be discussed with the Compliance Officer, and the issuer in question may be placed on a Restricted List, and such employee shall, to the maximum practicable extent, not discuss the “inside” or “confidential” information with other employees (or any third parties). To the extent that any employee feels that it is necessary or advisable to discuss possible “inside” or “confidential” information with other employees he or she must do so only with the Compliance Officer under notice of confidentiality. If any employee feels that it is necessary or advisable to discuss possible “inside” or “confidential” information with personnel outside Emso such employee must give prior notification to the Compliance Officer of such employee’s intention to do so.

No employee may trade in any securities of any issuer included on the Restricted List, irrespective of whether such employee themselves have actual knowledge of the information which caused such issuer to be placed on the Restricted List. An issuer once placed on the Restricted List shall be removed therefrom only when the person who placed such issuer on the Restricted List is confident that the information in question is no longer (or never was) “inside” or “confidential”; provided that, in the event such person has any question concerning the “inside” or “confidential” character of information received, such matter will be referred (both in the case of determining whether to place an issuer on and whether to remove an issuer from the Restricted List) to the Compliance Officer, who may consult legal counsel on the matter.

From time to time the Compliance Officer may place an issuer on the Restricted List, not as a result of the possible receipt of “inside information”, but rather because the Firm is taking, has taken or is attempting to liquidate a major position in such issuer. Issuers placed on the Restricted List for such reasons shall be removed from such Restricted List whenever the person who placed them on such list deems appropriate.

Prohibited Purchases and Sales of Securities

In connection with a purchase or sale of securities, Access Persons are prohibited whether, directly or indirectly, from making any personal transaction that:

1.	may constitute market abuse;

2.	employs any device, scheme or artifice to defraud;

3.	involves the misuse or improper disclosure of confidential information relating to the Firm’s Clients or transaction with or for its Clients (including pending Client orders);

4.	makes any untrue statement of a material fact or omits to state a material fact;

5.	engages in any act, practice or course of business which would operate as a fraud or deceit;

6.	conflicts, or is likely to conflict, with an obligation of the Firm to its Client; or

7.	trades ahead of or is in conflict with investment recommendations.

“Purchase or sale of a security” includes, among other things, the writing of an option to purchase or sell a security. A security is “being purchased or sold” by the Client from the time when a purchase or sale has been communicated to the Firm until the time when such transaction has been fully completed or terminated.

Further, Access Persons are strictly prohibited from trading in securities of issuers of securities that are on the Restricted List or that Emso currently holds, or has recently held (within the past 12 months) on behalf of its Clients. The Compliance Officer will review the applicable pre-clearance requests. Notwithstanding the foregoing, no Access Person may trade a security during a business day in a Personal Account if, at the time of the transaction, the Employee knows or should know that the security is being purchased or sold or is being actively considered for purchase or sale for the Clients.

Holding Period

All Access Persons must maintain any position that they hold in a reportable security for at least thirty (30) calendar days before the position can be sold or exchanged. Exceptions to this policy will be considered in hardship situations, but must be approved in writing, in advance by the Compliance Officer or her designee.

Reporting Obligations

Pre-Approval of Transactions

The Compliance Officer must pre-approve in writing any personal security transaction in a Reportable Security or Designated Investment by an Access Person for which the Access Person directly or indirectly acquires beneficial ownership.

It should be noted that pre-clearance is also required for an initial public offering (“IPO”) or private placement/limited offering (i.e., hedge funds (which includes interests/shares in the Funds), private equity funds, restricted stock, etc.).

Access persons should use ELF to request pre-approval.

An approval to enter into a transaction will be valid for 24 hours after which it will lapse and a further request should be made for approval.

Approval may be granted in relation to a single personal transaction, or the commencement of successive personal transactions, that are carried out by the same individual, provided that the instructions remain unchanged3. If the instructions for successive personal transactions are changed a new approval will be required.

The Firm strongly discourages the trading of emerging markets-related securities or currencies in personal accounts. (Investments in emerging markets mutual funds are permitted.) In most cases, emerging markets related personal trade requests will be denied. Employees are invited to invest in the Firm’s flagship fund in the event they seek to make an emerging market related investment.

Spread Betting

Spread betting is generally permitted with prior written approval from the Compliance Officer. However, it is not permitted with respect to any issuers which are currently on Emso’s Restricted List or with respect to any issuers that Emso currently holds, or has recently held (within the past 12 months) on behalf of its Clients.

All requests to engage in spread betting must be pre-cleared via ELF and the pre-clearance request must explicitly state that the request pertains to spread betting.

[3]	Provided, however, that the investment does not involve the purchase of a limited offering/private placement or IPO. In that case, each transaction must be individually approved.

Notification

An Access Person must notify the Compliance Officer of any personal security transactions in Reportable Security (see below) on a quarterly basis via ELF or by providing duplicate copies of broker confirmations or account statements.

In the event that the Compliance Officer wishes to trade on their personal account, or is unavailable to approve requests, an appropriate designate shall be responsible for approving the request.

Modifications to the above requirements and restrictions may be allowed under exceptional circumstances, to be determined on a case-by-case basis by the Compliance Officer, but only where there would be no possible conflict of interests, misuse of information or suspected insider dealing.

In the event that any individual is precluded from entering into a transaction for their own account they must not (except in the proper course of fulfilling their responsibilities to the Firm):

•	advise or procure any other person to enter into such a transaction; or

•	disclose or otherwise communicate any information or opinion to another individual if he or she knows or ought to know, that the individual will, as a result, enter into such a transaction, or advise or procure another individual to do so.

Initial and Annual Reports

A complete report of each Access Person’s designated investments or reportable securities holdings is required at the time of becoming an Access Person (no later than 10 days afterwards) and at least once a year thereafter (“Annual Holdings Certification Date”). The holdings reports must be current as of a date not more than 45 days prior to becoming an Access Person (initial report) or the date the report is submitted (annual report). The Annual Holdings Certification Date is December 31 of each year. Each holdings report must contain, at a minimum:

1.	The title and type of security, and as applicable the exchange ticker symbol or CUSIP number, number of shares, and principal amount of each reportable security in which the Access Person has any direct or indirect beneficial ownership;

2.	The name of any broker, dealer or bank with which the Access Person maintains an account in which any securities are held for the Access Person’s direct or indirect benefit; and

3.	The date the Access Person submits the report.

Where an Access Person opens a new account or moves an existing account to a different broker, they must notify the Compliance Officer via ELF.

Quarterly Reports

In addition, Access Persons are required to submit quarterly reports via ELF of all personal securities transactions involving a designated investment or reportable security. This report is due no later than 30 days after the close of each calendar quarter. Each quarterly transaction report must contain, at a minimum, the following information about each transaction involving a designated investment or reportable security in which the Access Person had, or as a result of the transaction has acquired, any direct or indirect beneficial ownership:

1.	The date of the transaction, the title, and as applicable the exchange ticker symbol or CUSIP number, interest rate and maturity date, number of shares, and principal amount of each reportable security involved;

2.	The nature of the transaction (i.e., purchase, sale or any other type of acquisition or disposition);

3.	The price of the security at which the transaction was effected;

4.	The name of the broker, dealer or bank with or through which the transaction was effected; and

5.	The date the Access Person submits the report.

With respect to any account established by the Access Person in which any reportable securities or designated investments were held during the quarter for the direct or indirect benefit of the Access Person, each quarterly report must contain:

1.	The name of the broker, dealer or bank with whom the Access Person established the account;

2.	The date the account was established;

3.	The date the Access Person submits the report.

In the event that no personal securities transactions of designated investments or reportable securities occurred during the quarter, or were held at the initial or annual holding period, the report should note this, and be submitted, signed and dated (via ELF). All such required reports must be submitted to the Compliance Officer or her designee.

A quarterly transaction report is not required if the report would duplicate information contained in broker trade confirmations or account statements that the Firm holds in its records so long as the Firm receives the confirmations or statements no later than 30 days after the end of the applicable calendar quarter. The Compliance Officer is responsible for assessing that such duplicate records are being received.

Exceptions

This Section sets forth exceptions from the reporting requirements of this Code.

1.

No Initial Holdings Report, Annual Holdings Report or Quarterly Transaction Report is required to be filed by an Access Person with respect to securities held in any Personal Account over which the Access Person has (or had) no direct or indirect influence or control (each an “Excluded Account”). Upon initial hire, and annually thereafter, all Access Persons are required to notify Compliance of the existence of any Excluded

Accounts. For each such account, the Access Person is required to provide the name and contact information of the investment manager as well as make certain attestations regarding the account(s). The investment manager for the Excluded Account must also make certain certifications regarding the account(s). To the extent a new Excluded Account is opened during the year, the Access Person must immediately notify Compliance. These forms will be completed through ELF.

2.	Quarterly Transaction Reports are not required to be submitted with respect to any transactions effected pursuant to an automatic investment plan, e.g., dividend reinvestment plans (although holdings need to be included on Initial and Annual Holdings Reports).

Review and Enforcement

The Compliance Officer shall maintain all pre-approval requests and subsequent approvals or prohibitions and review all reported personal securities transactions to determine whether a violation of this Code of Ethics may have occurred. This includes testing for:

1.	late submission of initial, quarterly or annual reports;

2.	incomplete initial quarterly or annual reports; and/or

3.	trades conducted in violation of the Code of Ethics, such as without pre-clearance.

Before making any determination that a violation has been committed by an Access Person, the Compliance Officer shall give such person an opportunity to supply additional explanatory material.

In addition, the Compliance Officer will make arrangements for the review of personal securities holdings and transaction reports on a quarterly basis, including a:

1.	comparison of personal trading to any Restricted Lists; and

2.	assessment as to whether the Access Person is trading for his or her own account in the same securities they are trading for Clients, and if so whether the Clients are receiving terms as favourable as the Access Person takes for themselves; and

3.	periodically analysing the Access Person’s trading for patterns that may indicate abuse, including market timing; investigation of any substantial disparities between the quality of performance the Access Person achieves for their own account and that they achieve for Clients; and

4.	investigation of any substantial disparities between the percentage of trades that are profitable when the Access Person trades for their own account and the percentage that are profitable when they place trades for Clients.

If the Compliance Officer determines that a material violation of these procedures may have occurred, they shall submit a written determination, together with the confidential monthly report and any additional explanatory material provided by the Employee to senior management, who will determine the appropriate action, possibly in conjunction with legal counsel. If necessary, the Firm shall impose upon the individual such sanctions as deemed appropriate under the circumstances, such as cancellation of a trade, disgorging profit, selling positions at a loss, internal reprimand, fines, suspension of duties, and/or termination.

Access Persons must report violations of the Code of Ethics promptly to Compliance.